

ITW Conference Call

First Quarter

2009

ITW
Agenda

1. Introduction……………..….. John Brooklier/David Speer

2. Financial Overview…………..….. Ron Kropp

3. Reporting Segments………...…… John Brooklier

4. 2009 Second Quarter Forecast… Ron Kropp

5. Q & A……………....……...…… John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, operating income, income from continuing operations, diluted income per share from continuing operations, restructuring benefits, free operating cash flow, end market conditions, and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are detailed in ITW's Form 10-K for 2008.

Conference Call Playback

Replay number: 402-220-3690

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Telephone replay available through midnight of April 30, 2009

Webcast / PowerPoint replay available at itw.com website

ITW
1Q '09 Impairment and Tax Charges

	As Reported	Less 1Q09 Charges		Excluding 1Q09 Charges
		Impairment	Discrete Tax Adjustments	
Revenues	2,914.3			2,914.3
Operating Income	57.6	(90.0)		147.6
Margins	2%			5%
Pretax Income	22.6	(90.0)		112.6
Taxes	(52.0)	5.1	(27.8)	(29.3)
	230%	5.7%		26.0%
Income from Continuing	(29.4)	(84.9)	(27.8)	83.3
Shares	500.2	500.2	500.2	500.2
EPS	(0.06)	(0.17)	(0.06)	0.17

ITW
Quarterly Highlights

	2008 Q1	2009 Q1	F(U) Last Year Amount	%
Operating Revenues	3,823.3	2,914.3	(909.0)	-23.8%
Operating Income	579.4	57.6	(521.8)	-90.1%
% of Revenues	15.2%	2.0%	-13.2%	
Income from Continuing Operations				
Income Amount	521.3	22.6	(498.7)	-95.7%
Income (Loss) Per Share-Diluted	0.70	(0.06)	(0.76)	-108.6%
Net Income				
Income (Loss) Amount	303.6	(39.4)	(343.0)	-113.0%
Income (Loss) Per Share-Diluted	0.57	(0.08)	(0.65)	-114.0%
Free Operating Cash Flow	404.9	386.2	(18.7)	-4.6%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	**Operating Income**	**Operating Margins**
Base Manufacturing Business			
Operating Leverage	-23.3%	-64.3%	-8.1%
Changes in VM & OH costs	-	3.7%	0.7%
Total	-23.3%	-60.6%	-7.4%
Acquisitions/Divestitures	6.6%	-1.6%	-0.6%
Translation	-7.3%	-7.5%	-1.2%
Impairment	-	-15.3%	-3.0%
Restructuring	-	-5.1%	-1.0%
Intercompany/Other	0.2%	-	-
Total	-23.8%	-90.1%	-13.2%

ITW
Non Operating & Taxes

	2008 Q1	2009 Q1	F(U) Last Year Amount	%
Operating Income	579.4	57.6	(521.8)	-90.1%
Interest Expense	(37.4)	(31.3)	6.1	
Other Income (expense)	(20.7)	(3.7)	17.0	
Income from Continuing Operations-Pretax	521.3	22.6	(498.7)	-95.7%
Income Taxes	151.4	52.0	99.4	
% to Pretax Income	29.0%	230.1%	NM	
Income (Loss) from Continuing Operations	369.9	(29.4)	(399.3)	-107.9%
Loss from Discontinued Operations	(66.3)	(10.0)	56.3	
Net Income (Loss)	303.6	(39.4)	(343.0)	-113.0%

ITW
Invested Capital

	3/31/08	12/31/08	3/31/09
Trade Receivables	3,014.4	2,426.1	2,076.0
Days Sales Outstanding	66.4	59.4	64.1
Inventories	1,766.0	1,673.2	1,470.9
Months on Hand	2.0	2.1	2.2
Prepaids and Other Current Assets	388.6	367.7	363.5
Accounts Payable & Accrued Expenses	(2,218.7)	(1,893.0)	(1,618.8)
Operating Working Capital	2,950.3	2,574.0	2,291.6
% to Revenue(Prior 4 Qtrs.)	19%	16%	15%
Net Plant & Equipment	2,247.6	1,968.6	1,926.4
Investments	507.0	465.9	458.5
Goodwill and Intangibles	5,839.5	6,278.3	6,100.4
Net Assets Held for Sale	135.3	318.0	300.7
Other, net	(576.7)	(995.5)	(954.0)
Invested Capital	11,103.0	10,609.3	10,123.6
ROIC - excluding 1Q09 Impairment & tax charges	15.0%	11.2%	4.2%

ITW
Debt & Equity

	3/31/08	12/31/08	3/31/09
Total Capital			
Short Term Debt	1,340.0	2,433.5	1,130.8
Long Term Debt	1,435.4	1,243.7	2,740.2
Total Debt	2,775.4	3,677.2	3,871.0
Stockholders' Equity	9,255.0	7,675.1	7,373.7
Total Capital	12,030.4	11,352.3	11,244.7
Less:			
Cash	(927.4)	(743.0)	(1,121.1)
Net Debt & Equity	11,103.0	10,609.3	10,123.6
Debt to Total Capital	23%	32%	34%
Shares outstanding at end of period	522.8	499.1	499.3

ITW
Cash Flow

	2008 Q1	2009 Q1
Net Income (Loss)	303.6	(39.4)
Adjust for Non-Cash Items	230.8	236.7
Changes in Operating Assets & Liabilities	(40.5)	249.9
Net Cash From Operating Activities	493.9	447.2
Additions to Plant & Equipment	(89.0)	(61.0)
Free Operating Cash Flow	404.9	386.2
Stock Repurchases	(385.6)	-
Acquisitions	(236.0)	(64.5)
Proceeds from Divestitures	(3.7)	(1.5)
Dividends	(148.4)	(154.7)
Debt	425.2	196.3
Proceeds from Investments	4.4	1.4
Other	39.1	14.9
Net Cash Increase	99.9	378.1

ITW
Acquisitions

	2008				2009
	Q1	Q2	Q3	Q4	Q1
Annual Revenues Acquired	230	308	847	154	75
Purchase Price					
Cash Paid	223	439	745	190	64
Stock Issued	-	-	-	-	-
Total	223	439	745	190	64
Number of Acquisitions	16	10	14	10	6

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q1	629.7	69.4	11.0%
2009 Q1	426.1	(4.4)	-1.0%
$ F(U)	(203.6)	(73.8)	-12.0%
% F(U)	-32.3%	-106.3%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-24.5%	-92.0%	-9.9%
Changes in VM & OH costs	-	-4.7%	-0.7%
Total	-24.5%	-96.7%	-10.6%
Acquisitions	0.7%	-1.2%	-0.2%
Translation	-8.5%	-8.4%	-1.3%
Impairment	-	-0.6%	-0.1%
Restructuring	-	0.5%	0.1%
Other	-	0.1%	0.1%
Total	-32.3%	-106.3%	-12.0%

13

Industrial Packaging
Key Points

- **Total segment base revenues: -24.5% for Q1 '09 vs. -5.7% for Q4 '08**

- **Q1 North America base revenues declined 30% as U.S. industrial production declined further to -14.6% in March 2009**
  - **Base revenue declined largely due to notable fall-off in demand for products in troubled end markets like primary metals, lumber, brick & block**

- **Q1 International base revenues declined 24% as European industrial production fell to -20% in Germany, -16% in France and -12% in the U.K. for February 2009**

- **Worldwide insulation base revenues fell "only" 9% in Q1 '09**

Power Systems and Electronics Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q1	582.4	124.1	21.3%
2009 Q1	395.5	24.5	6.2%
$ F(U)	(186.9)	(99.6)	-15.1%
% F(U)	-32.1%	-80.2%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-31.9%	-57.9%	-8.1%
Changes in VM & OH costs	-	9.7%	3.0%
Total	-31.9%	-48.2%	-5.1%
Acquisitions	3.2%	-3.8%	-1.5%
Translation	-3.4%	-2.7%	-0.5%
Impairment	-	-19.3%	-6.0%
Restructuring	-	-6.2%	-2.0%
Other	-	-	-
Total	-32.1%	-80.2%	-15.1%

15

Power Systems and Electronics
Key Points

- **Total segment base revenues: -31.9% in Q1 '09 vs. -10.8% in Q4 '08**

- **In Q1, Welding's worldwide base revenues: -31%**
  - **Welding's Q1 North America base revenues declined 36% as underlying industrial production and related end markets continue to slow in U.S.**
  - **Welding's Q1 International base revenues: -16%**
    - **Both Europe and Asia-Pacific down double-digits in Q1**

- **PC board base revenues declined more than 50% in Q1 due to rapid fall-off in consumer demand for electronics products (cell phones, PDA's)**

- **Ground Support Equipment: +16% in Q1 driven by commercial/military airport infrastructure demand**

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q1	594.1	91.9	15.5%
2009 Q1	434.6	(17.2)	-4.0%
$ F(U)	(159.5)	(109.1)	-19.5%
% F(U)	-26.8%	-118.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-35.5%	-88.5%	-12.7%
Changes in VM & OH costs	-	-8.3%	-2.0%
Total	-35.5%	-96.8%	-14.7%
Acquisitions	15.6%	2.0%	1.0%
Translation	-7.0%	-8.6%	-2.0%
Impairment	-	-2.6%	-0.6%
Restructuring	-	-12.8%	-3.1%
Other	0.1%	0.1%	-0.1%
Total	-26.8%	-118.7%	-19.5%

Transportation
Key Points

- **Total segment base revenues: -35.5% in Q1 '09 vs. -20.3% in Q4 '08**
- **Auto OEM/Tiers:**
  - **North America Q1 base revenues: -46%**
    - **Q1 combined build: -51%**
    - **Q1 Detroit 3 builds -54%: GM: -59%; Ford: -49%; and Chrysler: -55%**
    - **Q1 New Domestics: -45%**
  - **International Q1 base revenues: -44%**
    - **European Q1 builds: -44%: Big OEM's struggle in Q1: Renault: -50%; GM Group: -48%; PSA: -44%; Fiat: -39%; Ford: -38%; VW Group: -32%**

  - **Q2 2009 build forecast vs. Q2 2008:**
    - **NA: -39%**
    - **INTL: -32%**
- **Auto aftermarket Q1 worldwide base revenues: -10%**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q1	509.7	69.6	13.7%
2009 Q1	431.2	43.6	10.1%
$ F(U)	(78.5)	(26.0)	-3.6%
% F(U)	-15.4%	-37.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-9.2%	-28.2%	-2.9%
Changes in VM & OH costs	-	0.5%	0.1%
Total	-9.2%	-27.7%	-2.8%
Acquisitions	1.3%	-1.5%	-0.4%
Translation	-7.5%	-7.7%	-0.3%
Impairment	-	-0.1%	-
Restructuring	-	-0.4%	-0.1%
Other	-	-	-
Total	-15.4%	-37.4%	-3.6%

Food Equipment
Key Points

- **Total segment base revenues: -9.2% in Q1 '09 vs. 1.7% in Q4 '08**

- **North America Q1 base revenues: -14% as demand for equipment declined**
  - **Q1 Institutional/restaurant base revenues: -18% as institutional customers (casual dining restaurants, airports, universities, hotels) delay purchases of equipment**
  - **Q1 Service base revenues: -3%**

- **International Q1 base revenues: -6%**
  - **Europe base revenues -5% in Q1**

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q1	484.0	50.6	10.4%
2009 Q1	324.0	(11.1)	-3.4%
$ F(U)	(160.0)	(61.7)	-13.8%
% F(U)	-33.1%	-121.9%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-21.2%	-84.7%	-8.4%
Changes in VM & OH costs	-	-8.2%	-1.1%
Total	-21.2%	-92.9%	-9.5%
Acquisitions	0.6%	-2.4%	-0.3%
Translation	-12.5%	-18.9%	-3.0%
Impairment	-	-	-
Restructuring	-	-7.7%	-1.0%
Other	-	-	-
Total	-33.1%	-121.9%	-13.8%

Construction Products
Key Points

- **Total segment base revenues: -21.2% in Q1 '09 vs. -14.6% in Q4 '08**

- **North America Q1 base revenues: -31%**
    - **Q1 Residential: -43% base revenues vs. -51% Q1 housing starts**
    - **Q1 Commercial Construction base revenues: -32% as Dodge Index data shows year-to-date activity (sq. footage) down 51% through March '09**
    - **Q1 Renovation: -18% due to weak demand at Big Box stores**

- **International Q1 base revenues: -20%**
    - **Q1 Europe: base revenues: -29% as overall Europe continues to weaken**
    - **Q1 Asia-Pacific: base revenues: -5% due to slowing in Australia/New Zealand**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q1	255.5	35.1	13.7%
2009 Q1	248.1	(51.5)	-20.8%
$ F(U)	(7.4)	(86.6)	-34.5%
% F(U)	-2.9%	-246.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-16.9%	-53.8%	-6.1%
Changes in VM & OH costs	-	11.1%	1.8%
Total	-16.9%	-42.7%	-4.3%
Acquisitions	23.7%	-13.9%	-3.6%
Translation	-9.7%	-10.5%	-1.0%
Impairment	-	-171.3%	-24.3%
Restructuring	-	-8.3%	-1.4%
Other	-	-	0.1%
Total	-2.9%	-246.7%	-34.5%

23

Polymers and Fluids
Key Points

- **Total segment base revenues: -16.9% in Q1 '09 vs. -7.9% in Q4 '08 as industrial production rates and MRO demand continued to decline in first quarter**

- **Worldwide Polymers: -18% in Q1 '09**
  - **NA: -22% in Q1**
  - **Intl: -15% in Q1**

- **Worldwide Fluids: -20% in Q1 '09**
  - **NA: -25% in Q1**
  - **Intl: -16% in Q1**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q1	781.9	138.7	17.7%
2009 Q1	661.8	73.7	11.1%
$ F(U)	(120.1)	(65.0)	-6.6%
% F(U)	-15.4%	-46.9%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-18.9%	-49.4%	-6.7%
Changes in VM & OH costs	-	10.6%	2.3%
Total	-18.9%	-38.8%	-4.4%
Acquisitions/Divestitures	8.7%	1.0%	-1.0%
Translation	-5.1%	-5.4%	-0.4%
Impairment	-	-1.2%	-0.3%
Restructuring	-	-2.5%	-0.5%
Other	-0.1%	-	-
Total	-15.4%	-46.9%	-6.6%

All Other
Key Points

- **Total segment base revenues: -18.9% in Q1 '09 vs. -7.5% in Q4 '08**
  - **Q1 worldwide test and measurement base revenues: -13% due to weakening "cap ex" spending in North America, Europe and Asia**
  - **Q1 worldwide consumer packaging base revenues: -15% as demand for graphics, decorating and marking weakened; Zip-Pak units grew base revenues in the quarter**
  - **Q1 worldwide finishing base revenues: -24% as industrial demand fell**
  - **Q1 worldwide industrial/appliance base revenues: -28%; appliance business -24% base revenues as housing starts/renovation activities remain negative**

ITW
2nd Quarter 2009 Forecast

	Low	High	Mid Point
2nd Quarter 2009 (versus 2nd Quarter 2008)			
Total Revenues	-28%	-23%	-25%
Diluted Income per Share - Continuing	$0.25	$0.37	$0.31
%F(U) 2nd Quarter 2008	-74%	-61%	-67%
2nd Quarter 2009 (versus 1st Quarter 2009)			
Total Revenues	5%	11%	8%
Diluted Income per Share - Continuing	$0.25	$0.37	$0.34
%F(U) 1st Quarter 2009 *	47%	118%	100%

* Based on diluted income per share excluding impairment & tax charges for 1st quarter 2009.

ITW 2nd Quarter 2009 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Restructuring costs of $50 to $70 million (versus $33 million in 1st quarter 2009)**

- **Net nonoperating expense, including interest expense and other nonoperating income, of $35 to $40 million (versus $35 million in 1st quarter 2009)**

- **Tax rate range of 24.75% to 25.25% for the 2nd quarter (versus effective tax rate of 26% in 1st quarter 2009 excluding impact of impairment & tax charges)**



ITW Conference Call

Q & A

First Quarter

2009